Exhibit 99.(12)

K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006 T +1 202 778 9000 F +1 202 778 9100 klgates.com

November 16, 2018

American Beacon Funds
220 East Las Colinas Boulevard, Suite 1200
Irving, Texas  75039

Re:	Reorganization to Combine Series of a Massachusetts Business Trust

Ladies and Gentlemen:

American Beacon Funds, a Massachusetts business trust (“American Beacon Trust”), on behalf of American Beacon Flexible Bond Fund (“Target”) and American Beacon TwentyFour Strategic Income Fund (“Acquiring Fund”), each a segregated portfolio of assets (“series”) thereof (each of Target and Acquiring Fund sometimes being referred to herein as a “Fund”), has requested our opinion as to certain federal income tax consequences of Acquiring Fund’s acquisition of Target pursuant to a Plan of Reorganization and Termination that Trust duly adopted by resolution of its Board of Trustees at a meeting thereof duly called and held on August 22, 2018 (“Plan”).1  The Plan contemplates the following transactions (which together comprise the “Reorganization”):  (1) Acquiring Fund’s acquisition of all of Target’s Assets in exchange solely for the issuance to Target of Acquiring Fund Shares and Acquiring Fund’s assumption of all of Target’s Liabilities, (2) Target’s distribution of those shares pro rata to its Shareholders in exchange for their Target Shares and in complete liquidation thereof (for federal tax purposes), and (3) Target’s termination as a series of Trust, all on the terms and conditions set forth in the Plan.

In rendering this opinion, we have examined (1) the Plan, and (2) other documents we have deemed necessary or appropriate for the purposes hereof (collectively, “Documents”).  We have assumed, for purposes hereof, the accuracy and completeness of the information contained in all the Documents.  As to various matters of fact material to this opinion, we have relied, exclusively and without independent verification (with your permission), on the representations and warranties made in the Plan (as contemplated in paragraph 4.3 thereof) (each, a “Representation”).  We have assumed that any Representation made “to the knowledge and belief” (or similar qualification) of any person or party is, and immediately after the close of business (i.e., 4:00 p.m., Eastern time) on the date hereof (“Effective Time”) will be, correct without that qualification.  We have also assumed that as to all matters for which a person or entity has represented that the person or entity is not a party to, does not have, or is not aware of any plan, intention, understanding, or agreement, there is no such plan, intention, understanding, or agreement.  Finally, we have assumed that the Documents and the Representations present all the material and relevant facts relating to the Reorganization.

1  Each capitalized term that is not defined herein has the meaning ascribed thereto in the Plan.

American Beacon Funds
November 16, 2018

OPINION

Based solely on the facts set forth in the Documents and the assumptions described above, and conditioned on the Representations’ being true and complete at the Effective Time and the Reorganization’s being consummated in accordance with the Plan (without the waiver or modification of any terms or conditions thereof and without taking into account any amendment thereof that we have not approved), it is our opinion that, for federal income tax purposes:

(1)  Acquiring Fund’s acquisition of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities, followed by Target’s distribution of those shares pro rata to the Shareholders actually or constructively in exchange for their Target Shares and in complete liquidation of Target, will qualify as a “reorganization” (as defined in section 368(a)(1)(D)2), and each Fund will be “a party to a reorganization” (within the meaning of section 368(b));

(2)  Target will recognize no gain or loss on the transfer of the Assets to Acquiring Fund in exchange solely for Acquiring Fund Shares and Acquiring Fund’s assumption of the Liabilities or on the subsequent distribution of those shares to the Shareholders in exchange for their Target Shares;

(3)  Acquiring Fund will recognize no gain or loss on its receipt of the Assets in exchange solely for Acquiring Fund Shares and its assumption of the Liabilities;

(4)  Acquiring Fund’s basis in each Asset will be the same as Target’s basis therein immediately before the Reorganization, and Acquiring Fund’s holding period for each Asset will include Target’s holding period therefor (except where Acquiring Fund’s investment activities have the effect of reducing or eliminating an Asset’s holding period);

(5)  A Shareholder will recognize no gain or loss on the exchange of all its Target Shares solely for Acquiring Fund Shares (including fractional shares to which it may be entitled) pursuant to the Reorganization; and

(6)  A Shareholder’s aggregate basis in the Acquiring Fund Shares (including fractional shares to which it may be entitled) it receives in the Reorganization will be the same as the aggregate basis in its Target Shares it actually or constructively surrenders in exchange for those Acquiring Fund Shares, and its holding period for those Acquiring Fund Shares (including fractional shares to which it may be entitled) will include, in each instance, its holding period for those Target Shares, provided the Shareholder holds those Target Shares as capital assets at the Effective Time.

Notwithstanding anything herein to the contrary, we express no opinion as to the effect of the Reorganization on either Fund or any Shareholder with respect to any Asset as to which any

2  “Section” references are to the Internal Revenue Code of 1986, as amended (“Code”).

American Beacon Funds
November 16, 2018

unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

Our opinion is based on, and is conditioned on the continued applicability of, the provisions of the Code and the regulations thereunder, judicial decisions, and rulings and other pronouncements of the Internal Revenue Service (“Service”) in existence on the date hereof.  All the foregoing authorities are subject to change or modification that can be applied retroactively and thus also could affect the conclusions expressed herein; we assume no responsibility to update our opinion after the date hereof with respect to any such change or modification.  Our opinion represents our best judgment regarding how a court would decide the issues addressed herein and is not binding on the Service or any court.  Moreover, our opinion does not provide any assurance that a position taken in reliance thereon will not be challenged by the Service, and although we believe that our opinion would be sustained by a court if challenged, there can be no assurances to that effect.

Our opinion addresses only the specific federal income tax consequences of the Reorganization set forth above and does not address any other federal, or any state, local, or foreign, tax consequences of the Reorganization or any other action (including any taken in connection therewith).  Our opinion also applies only to the extent each Fund is solvent, and we express no opinion about the tax treatment or consequences of the Reorganization if either Fund is insolvent.  Finally, our opinion is solely for the information and use of the addressees and their shareholders and may not be relied on for any purpose by any other person without our express written consent.

Very truly yours,

/s/ K&L GATES LLP

K&L GATES LLP